EXHIBIT 99.1
NEVORO INC. COMPLETES SECOND TRANCHE OF PRIVATE PLACEMENT
RAISING GROSS PROCEEDS OF $2.3 MILLION
     Nevoro Inc. (TSX:NVR) (the “Company”) is pleased to announce it has completed the second tranche of the previously announced private placement financing and has raised gross proceeds of $2.3 million through the sale of 6,675,714 units (“Units”) priced at $0.35 per Unit , bringing the total gross proceeds of this private placement to $9.3 million through the issuance of 26,691,214 Units (the “Offering”). Details of the first tranche of the private placement were disclosed in a company news release dated June 12, 2008. Approval of the financing was received by a majority of the Company’s shareholders (with written evidence of such approval provided to the TSX).
     Upon issuance, each Unit immediately separated into one common share of the Company and one half of one common share purchase warrant, with each whole warrant enabling the holder to acquire one common share of the Company at an exercise price of $0.50 for a period of two years from the closing of the first tranche of the Offering. The Company plans to use the net proceeds of the Offering for exploration and general corporate purposes.
     Thomas Weisel Partners Canada Inc. (as lead agent) and MGI Securities Inc. acted as agents for the Offering and received 421,750 broker warrants in connection with the closing of the second tranche.
     The common shares issuable pursuant to the second tranche of the Offering (on a fully-diluted basis including broker warrants) total 10,435,321 representing 6.9% of the current issued and outstanding common shares of the Company.
About Nevoro Inc.
     Nevoro is a TSX-listed exploration and development company focused on the discovery of precious and base metals in the western USA. In addition to the purchase of Aurora and its Stillwater PGE-nickel-copper-cobalt-chromite project in Montana and the acquisition of Sheffield Resources Ltd. and its Moonlight Copper Project, Nevoro holds 11 gold and base metal projects in Nevada and Idaho.
     For more information, please visit the Nevoro Inc. website at www.nevoro.com or contact:

William Schara	Steven Dawson

President & CEO	Vice President, Corporate Development

Tel: (416) 363-8238 ext. 224	Tel: (416) 363-8238 ext. 222

E-mail: wschara@nevoro.com	E-mail: sdawson@nevoro.com

CAUTIONARY STATEMENT: All statements, other than historical fact, contained or incorporated by reference in this news release, constitute “forward looking statements” within the meaning of certain securities laws, including the “safe harbor” provisions of the Securities Act (Ontario) and are based on expectations, estimates and projections as of the date of this news release. Such “forward looking statements”, reflects management’s current beliefs and is based on information currently available to management of Nevoro. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, “intention” or the negative of these terms or other similar expressions concerning matters that are not historical facts. Forward-looking information involves significant risks and uncertainties. A number of factors could cause actual events or results to differ materially from the events and results discussed in the forward-looking information including risks related to investments, conditions of capital markets, economic conditions, dependence on key personnel, interest rates, regulatory change and availability of future financing. These factors should not be considered exhaustive. In addition, in evaluating this information, investors should specifically consider various factors, including risk factors, which may cause actual events or results to differ materially from any forward-looking statement. In formulating forward-looking information herein, management has assumed that business and economic conditions affecting Nevoro will continue substantially in the ordinary course, including without limitation with respect to general levels of economic activity, regulations, taxes, interest rates and that there will be no material changes. Although the forward-looking information is based on what management of Nevoro considers to be reasonable assumptions based on information currently available to it, there can be no assurance that actual events or results will be consistent with this forward-looking information, and management’s assumptions may prove to be incorrect. This forward-looking information is made as of the date of this press release, and Nevoro does not assume any obligation, except as required by law, to update or revise them to reflect new events or circumstances. Undue reliance should not be placed on forward-looking information.